Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2011. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation Inc.’s financial statements are prepared in accordance with accounting principles generally accepted in Canada (“GAAP”). The information in this Management’s Discussion and Analysis of the Financial Condition and Result of Operations is effective September 23, 2011. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is available on SEDAR at www.sedar.com.

All references to “$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars. All references to the Company are to either Student Transportation Inc. (“STI” or the “Company”), or to STI and its subsidiaries.

General

Student Transportation Inc. is a corporation established under the laws of the Province of Ontario. STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”) and in connection with two subsequent offerings, one in October 2005 and one in June 2006. Each IPS consisted of one common share of STI and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC. Concurrently with the IPS Offering, STA ULC issued, on a private placement basis Cdn $10 million of separate subordinated notes that were not included in any IPSs.

Subsequent to the June 2006 IPS offering, the Company began the process of converting its IPS structure to a traditional common share structure in order to enhance the liquidity of STI’s common shares and facilitate the separation of the IPSs. As part of that process, the Company issued additional common shares in fiscal years 2007, 2008, and 2009 pursuant to cash equity offerings and non-cash exchange offers in fiscal years 2008 and 2009 as described below. The net proceeds from each of the cash common share offerings were used to pay down debt on the credit agreement incurred in connection with the Company’s continuing growth strategy. Such repayments re-established borrowing availability under the credit agreement to allow the Company to fund new acquisition, bid and conversion opportunities as they arose in connection with the Company’s growth strategy. In addition, the Company completed two exchange offers, the first in September 2007 and the second in September 2008, under which the holders of the 14% subordinated notes of STA ULC were offered common shares of STI in non-cash exchanges for each Cdn $3.847 principal amount of 14% subordinated notes of STA ULC. As noted below, the remaining 14% subordinated notes were redeemed on December 21, 2009.

During fiscal year 2010, STI completed two issuances of convertible subordinated unsecured debentures. On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) due October 31, 2014 at a price of $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. On June 21, 2010, STI closed its offering of 6.75% convertible debentures (the “6.75% Convertible Debentures”) due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million).

On June 7, 2011, the Company issued 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60 million.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures, and the 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The net proceeds from the sale of the Convertible Debentures were used to repay indebtedness under the Issuer’s credit facilities, which provided additional borrowing capacity, to fund the redemption of the outstanding 14% subordinated notes of STA ULC (such redemption described below), and for general corporate purposes.

The Convertible Debentures, with the exception of the value assigned to the holders’ conversion option, have been recorded as debt on the balance sheet. Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “7.5% Convertible Debenture Conversion Price”) which is equivalent to 194.1748 common shares for each $1,000 principal amount of 7.5% Convertible Debentures, a conversion price of Cdn $7.25 per common share (the “6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each $1,000 principal amount of 6.75% Convertible Debentures, and at a conversion price of US $9.50 per common share (the “6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each US $1,000 principal amount of 6.25% Convertible Debentures.

The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012. The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price. The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the 7.5% and

6.75% Convertible Debentures, and US $1,000 principle amount of the 6.25% Convertible Debenture. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. Following the redemption of the subordinated note portion of their IPSs, former IPS holders continued to own common shares of STI.

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 1,068,418 common shares during the twelve months ended June 30, 2011, having an approximate value of $6.3 million.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”). The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares.

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two shares available for issuance under the EIP by 1,446,291. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Participants have the right, each year, starting in fiscal year 2009, to “put” up to 20% of the shares awarded from the initial allotment of shares approved in December 2005. Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations.

STA Holdings granted 146,661 Class B Series Two common shares during the twelve months ended June 30, 2010, none of which were issued during the fourth quarter of fiscal year 2010. These share grants were fully vested on the grant date. The Company recognized $0.8 million in non-cash stock based compensation expense related to these grants based on the estimated fair value of these shares on the grant date in the twelve month period ended June 30, 2010.

During the twelve months ended June 30, 2011, a total of 196,202 Class B Series Two shares were “put” back to the Company, having a fair value of $1.7 million. The total number of Class B Series Two common shares outstanding as at June 30, 2011 was 233,310. The fair value of the Class B Series Two common shares outstanding at June 30, 2011 represents a liability of $2.4 million which is recorded in other current liabilities.

STA Holdings granted 239,000 Class B Series Three common shares during the fiscal year ended June 30, 2010, all of which were issued during the fourth quarter of fiscal year 2010. These share grants were fully vested on the grant date. The Company recognized $1.2 million in non-cash stock based compensation expense related to these grants during the fiscal year ended June 30, 2010 based on the estimated fair value of these shares on the grant date, all of which was recognized during the fourth quarter of fiscal year 2010. In connection with these grants, 79,572 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the twelve months ended June 30, 2010.

During the twelve months ended June 30, 2011, STA Holdings granted 485,814 Class B Series Three common shares, none of which were issued during the fourth quarter of fiscal year 2011. The Company recognized $2.5 million in non-cash stock based compensation expense related to these grants for the twelve months ended June 30, 2011, based on the estimated fair value of these shares on the grant date. In connection with these grants, 97,295 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the twelve months ended June 30, 2011.

During the twelve months ended June 30, 2011, a total of 9,413 Class B Series Three shares were “put” back to the Company, having a fair value of $60 thousand dollars. The total number of Class B Series Three common shares outstanding as at June 30, 2011 was 538,534. The fair value of the Class B Series Three common shares outstanding at June 30, 2011 represents a liability of $3.5 million, of which $1.5 million is recorded in other current liabilities.

During the twelve months ended June 30, 2011, certain holders of the 7.5% Convertible Debentures exercised their conversion rights and converted Cdn $26.1 million of convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share.

The Company currently holds a 99.1% interest in STA Holdings as at June 30, 2011 through its ownership of the Class A shares of STA Holdings. The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”). STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

Results of Operations (in 000’s of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended		Twelve Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenues	$89,872	$77,771	$305,285	$267,156
Costs and expenses
Cost of operations	63,910	52,169	222,398	187,664
General and administrative	8,343	7,862	31,414	28,681
Non-cash stock compensation	—	1,179	2,548	1,959
Depreciation and depletion expense	10,730	9,277	33,179	29,923
Amortization expense	852	736	3,351	2,813

Total operating expenses	83,835	71,223	292,890	251,040

Income from operations	6,037	6,548	12,395	16,116
Interest expense	3,756	2,634	14,512	10,495
Unrealized loss (gain) on derivative contracts	3,802	3,581	516	(3,123)
Loss on subordinated notes extinguishment	—	—	—	3,680
Other (income) expense, net	(4,459)	(604)	(4,257)	107

Income before income taxes	2,938	937	1,624	4,957
Provision for income taxes	304	669	37	2,253

Net income	$2,634	$268	$1,587	$2,704

Basic and diluted net income per common share	$0.04	$0.01	$0.03	$0.05

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company’s credit facility and through operating lease financings.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, the Company has financed a portion of its replacement school vehicles starting in fiscal year 2007 through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 15% of the Company’s fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

In July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $15.7 million in replacement school vehicles and $4.2 million in growth school vehicles for the 2010-2011 school year. The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%. Annual lease payments on these additional leases will approximate $3.0 million per year for the term of the leases.

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. Approximately 70% of these wells produce natural gas. CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit, which is a direct subsidiary of the Company.

The Company’s oil and gas revenues, on an annual basis, are approximately two percent of consolidated Company revenues.

Three Months Ended June 30, 2011 Compared to Three Months Ended June 30, 2010

The Company’s core business is school bus transportation. As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately two percent of the Company’s revenue on an annual basis.

The consolidated results for the fourth quarter of fiscal year 2011 include $1.9 million in oil and gas revenue, $0.6 million in related cost of operations and $0.8 million in depletion expense. The consolidated results for the fourth quarter of fiscal year 2010 include $1.3 million in oil and gas revenue, $0.8 million in related cost of operations and $0.8 million in depletion expense. The increase in revenue for the oil and gas portfolio of $0.6 million for the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010 is due to increases in oil and natural gas commodity prices.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fourth quarter of fiscal year 2011 were $88.0 million compared to $76.4 million for the fourth quarter of fiscal year 2010, representing an increase of $11.6 million, or 15.1%. Revenue for the fourth quarter of fiscal year 2011 was positively impacted by approximately $1.1 million related to the change in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal 2010 to the fourth quarter of fiscal 2011 in connection with the translation of the Company’s Canadian operations into US dollars. The Company has closed four acquisitions to date through the end of the fourth quarter of fiscal year 2011 (in February 2011, January 2011, December 2010 and July 2010), and started operations on three new bid contracts (two of which were tuck-ins to existing terminal operations) for the 2011 fiscal year. The Company closed three acquisitions during the 2010 fiscal year, one at the end of the first quarter and two during the fourth quarter of fiscal year 2010 (March 2010), and also started operations on one new conversion in the fourth quarter of fiscal year 2010 (April 2010). In addition, the Company did not renew three contracts (one being a tuck-in) for the 2011 fiscal year and lost certain existing routes in our New Jersey and Canadian operations.

The acquisitions completed during the fourth quarter of fiscal year 2010 and fiscal year 2011, and the new bid-in and conversion contracts for the 2011 fiscal year accounted for $13.4 million in new business growth in the fourth quarter of fiscal year 2011, which was partially offset by a $0.9 million revenue reduction resulting from the contracts not included in the results for the fourth quarter of fiscal year 2011. The remaining $2.0 million decrease in revenues resulted primarily from route losses in the Company’s existing New Jersey and Canadian operations as previously reported, which were partially offset by contract rate increases.

Cost of Operations: Cost of operations for school bus transportation for the fourth quarter of fiscal year 2011 was $63.3 million as compared to $51.4 million for the fourth quarter of fiscal year 2010, representing an increase of $11.9 million or 23.2%. The acquisitions completed during the fourth quarter of fiscal year 2010 and fiscal year 2011, and the net new bid and conversion contracts for the 2011 fiscal year accounted for $8.9 million of the total increase in cost of operations, which was partially offset by a $0.7 million reduction resulting from the three contracts not included in the results for the fourth quarter of fiscal year 2011. The remaining $3.7 million increase in cost of operations, net of new business and contracts not renewed for the fourth quarter of fiscal year 2011, resulted primarily from increased salaries and wages, employee benefits, operating expenses, fuel costs, maintenance costs and insurance expense. Salaries and wages, net of new business and contracts not renewed for fiscal year 2011, increased $0.8 million due primarily to higher drivers’ wages. As a percentage of revenue, drivers’ wages increased to 34.2% in the fourth quarter of fiscal year 2011 from 32.8% in the fourth quarter of fiscal year 2010. Employee benefits, net of new business and contracts not renewed for fiscal year 2011 increased $0.7 million compared to the fourth quarter of fiscal year 2010, primarily due to increases in employer workers’ compensation insurance and employer tax expenses. As a percentage of revenue, employee benefits increased to 9.5% in the fourth quarter of fiscal year 2011 from 8.4% in the fourth quarter of fiscal year 2010. Operating expenses, net of new business and contracts not renewed for fiscal year 2011, increased $1.0 million primarily due to an additional year of vehicle leasing costs. Fuel costs for the fourth quarter of fiscal year 2011, net of new business and contracts not renewed for the fiscal year 2011, increased $0.7 million compared to the fourth quarter of fiscal year 2010 due primarily to market increases in fuel prices. As a percentage of revenue, same terminal fuel increased to 7.6% for the fourth quarter of fiscal year 2011 compared to 6.5% for the fourth quarter of fiscal year 2010. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company, for the 2011 and 2010 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. Maintenance costs, net of new business and contracts not renewed for fiscal year 2011, increased $0.4 million due primarily to an increase in parts expense and increased as a percentage of revenue to 4.6% in the fourth quarter of fiscal year 2011 from 4.0% in the fourth quarter of fiscal year 2010. Insurance expense, net of new business and contracts not renewed for fiscal year 2010, increased $0.2 million due primarily to certain developments in prior year claim accruals and increased as a percentage of revenue to 3.8% in the fourth quarter of fiscal year 2011 from 3.4% in the fourth quarter of fiscal year 2010.

General and Administrative Expense: General and administrative expense for school bus transportation for the fourth quarter of fiscal year 2011 was $8.3 million compared to $7.8 million for the fourth quarter of fiscal year 2010, an increase of $0.5 million or 6.1%. As a percentage of revenue, total general and administrative expense decreased to 9.5% for the fourth quarter of fiscal year 2011 from to 10.3% for the fourth quarter of fiscal year 2010. The acquisitions completed during the fiscal year 2010 and fiscal year 2011, and the net new bid contracts for the 2011 fiscal year accounted for $0.7 million of the total increase in general and administrative expense. The remaining $0.2 million decrease in general and administrative expense resulted primarily from lower administrative compensation in the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010.

Non-Cash Stock Compensation: There were no issuances of Class B shares pursuant to the EIP during the fourth quarter of fiscal year 2011 and thus no non-cash stock based compensation expense recorded. Non-cash stock compensation expense for school bus transportation for the fourth quarter of fiscal year 2010 was $1.2 million. The non-cash compensation expense was related to the issuance of 239,000 Class B Series Three shares of STA Holdings in the fourth quarter of fiscal year 2010. The decrease in non-cash compensation expense in the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010 results from the timing of annual share grants under the EIP.

Depreciation Expense: Depreciation expense for school bus transportation for the fourth quarter of fiscal year 2011 was $10.0 million compared to $8.5 million for the fourth quarter of fiscal year 2010, an increase of $1.5 million. The increase was primarily related to the vehicles associated with the acquisitions closed in fiscal years 2011 and 2010 and the net new bid contracts for fiscal year 2010. As a percentage of revenue, same-terminal depreciation expense decreased to 10.7% for the fourth quarter of fiscal year 2011 from 11.1 for the fourth quarter of fiscal year 2010.

Amortization Expense: Amortization expense for school bus transportation for the fourth quarter of fiscal year 2011 was $0.9 million compared to $0.7 million in the fourth quarter of fiscal year 2010. As a percentage of revenue, amortization expense remained unchanged at 1.0% for the fourth quarter of fiscal year 2011 and the fourth quarter of fiscal year 2010.

Income from Operations: Income from operations for school bus transportation was $5.6 million for the fourth quarter of fiscal year 2011 compared to $6.8 million for the fourth quarter of fiscal year 2010. The decrease in income of $1.2 million resulted from the operating line items discussed above, and reflects a positive impact of $0.2 million in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal 2010 to the fourth quarter of fiscal 2011 in connection with the translation of the Company’s Canadian operations for the fourth quarter of fiscal 2011 into US dollars.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2011 was $3.7 million compared to $2.6 million for the fourth quarter of fiscal year 2010, an increase of $1.1 million. Increased amortization of deferred financing costs accounted for $0.5 million of the increase in interest expense for the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010. The remaining $0.6 million increase in interest expense was primarily from the increase of approximately $50.4 million in average debt for the fourth quarter of fiscal year 2011, compared to the fourth quarter of fiscal year 2010.

Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts was $3.8 million for the fourth quarter of fiscal year 2011 compared to $3.6 million for the fourth quarter of fiscal year 2010. The increase in unrealized loss of $0.2 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010.

Other Income, net: Other income for the fourth quarter of fiscal year 2011 totaled $4.5 million compared to $0.6 million for the fourth quarter of fiscal year 2010. The increase in other income of $3.9 million resulted primarily from the May 2011 $2.8 million gain on liquidation of the Company’s forward foreign exchange contracts dated June 2011 through February 2014, , the increase in foreign currency gains, and the decrease in the Class B share expense in the fourth quarter of fiscal year 2011 compared to the fourth quarter of fiscal year 2010.

Income before Income Taxes: Income before income taxes was $2.9 million for the fourth quarter of fiscal year 2011 compared to income before income taxes of $0.9 million for the fourth quarter of fiscal year 2010. This increase in income of $2.0 million resulted primarily from the increase in other income of $3.9 million and the increase in income from operations from the oil and gas segment of $0.8 million, offset by the decrease in income from operations of $1.2 million from the school bus transportation segment, the increase in interest expense of $1.1 million, and the increase in unrealized loss on derivative contracts of $0.2 million.

Net Income: Net income for the Company for the fourth quarter of fiscal year 2011 totaled $2.6 million, which included a provision for income taxes of $0.3 million. Net income for the fourth quarter of fiscal year 2010 amounted to $0.3 million, which included a provision for income taxes of $0.7 million. Basic and diluted net income per common share was $0.04 for the fourth quarter of fiscal year 2011 compared to $0.01 for the fourth quarter of fiscal year 2010.

Twelve Months Ended June 30, 2011 Compared to Twelve Months Ended June 30, 2010

The Company’s core business is school bus transportation. As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately two percent of the Company’s revenue on an annual basis.

The consolidated results for the fiscal year 2011 include $5.9 million in oil and gas revenue, $2.0 million in related cost of operations, $0.1 million in general and administrative expense and $2.5 million in depletion expense. The consolidated results for the fiscal year 2010 include $5.2 million in oil and gas revenue, $2.6 million in related cost of operations, $0.1 million in general and administrative expense and $2.4 million in depletion expense. The increase in revenue for the oil and gas portfolio of $0.7 million for the fiscal year 2011 compared to fiscal year 2010, is due to an increase in oil and gas commodity prices.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fiscal year 2011 were $299.3 million compared to $262.0 million for the fiscal year 2010, representing an increase of $37.3 million or 14.3%. Revenue for the twelve months of fiscal year 2011 was positively impacted by approximately $3.0 million related to the change in exchange rates between the Canadian dollar and the US dollar from the twelve months of fiscal 2010 to the twelve months of fiscal 2011 in connection with the translation of the Company’s Canadian operations into US dollars. The Company closed four acquisitions in the fiscal year 2011 (in February 2011, January 2011, December 2010 and July 2010, and started operations on three new bid contracts (two of which were tuck-ins to existing terminal operations) for the 2011 fiscal year. The Company closed three acquisitions during the 2010 fiscal year, one at the end of the first quarter and two during the third quarter of fiscal year 2010 (March 2010), and also started operations on one new conversion in the fourth quarter of fiscal year 2010 (April 2010). In addition, the Company did not renew three contracts (one being a tuck-in) for the 2011 fiscal year and lost certain existing routes in our New Jersey and Canadian operations.

The acquisitions completed during the fiscal year 2011, and the new bid-in and conversion contracts for the 2011 fiscal year accounted for $42.1 million in new business growth in the fiscal year 2011, which was partially offset by a $5.2 million revenue reduction resulting from the contracts not included in the results for the fiscal year 2011. The remaining decrease in revenues results primarily from route losses in the Company’s existing New Jersey and Canadian operations as previously reported, which were partially offset by contract rate increases and increases in service requirements of existing contracts in fiscal year 2011.

Cost of Operations: Cost of operations for school bus transportation for the fiscal year 2011 was $220.4 million compared to $185.1 million for the fiscal year 2010, an increase of $35.3 million or 19.1%. The acquisitions completed during the fiscal year 2010 and fiscal year 2011, and the net new bid and conversion contracts for fiscal year 2011 accounted for $28.4 million of the total increase in the Company’s cost of operations, which was partially offset by a $2.7 million reduction resulting from the contracts not included in the results for the fiscal year 2011. The remaining $9.6 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2011, resulted primarily from increased salaries and wages, employee benefits, operating expenses, fuel and maintenance costs, partially offset by lower insurance expense. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2011, increased $1.9 million due primarily to higher driver’s wages and maintenance wages associated with the incremental revenue and filling of prior year open positions. As a percentage of revenue, driver’s wages increased to 34.2% in the fiscal year 2011 from 33.3% in the fiscal year 2010. Maintenance wages increased to 3.9% from 3.8% compared to the same period in fiscal year 2010. Operating expenses, net of new business and contracts not renewed for the fiscal year 2011, increased $2.9 million due to an additional year of vehicle leasing costs. As a percentage of revenue, operating expenses increased to 4.5% in the fiscal year 2011 from 3.3% in the fiscal year 2010. Cost of fuel for the fiscal year 2011, net of new business and contracts not renewed for the fiscal year 2011, increased $2.4 million primarily due to the market increases in fuel prices (which includes a reduction of $0.4 million in payments related to the fuel hedge contracts noted below). As a percentage of revenue, same-terminal fuel increased to 7.7% for the fiscal year 2011 compared to 6.7% for the fiscal year 2010. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of protection against fuel price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. In addition, in October 2008, the Company entered into a series of heating oil commodity transactions, covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. In the fiscal year 2010, the Company paid $0.4 million on these fuel hedge contracts which was included in fuel expense. As the fuel hedge contracts expired on December 31, 2009, the Company, for the 2011 and 2010 fiscal years, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure previously covered by the fuel hedge contracts. Maintenance costs, net of new business and contracts not renewed for fiscal year 2011, increased $0.4 million due primarily to an increase in parts expense and increased as a percentage of revenue to 4.8% in the fiscal year 2011 from 4.6% in the fiscal year 2010. Insurance expense, net of new business and contracts not renewed for the fiscal year 2011, decreased $0.5 million due primarily to certain favorable developments in prior year claim accruals and decreased as a percentage of revenue to 3.7% in the fiscal year 2011 from 3.9% in the fiscal year 2010.

General and Administrative Expense: General and administrative expense for school bus transportation for the fiscal year 2011 was $31.3 million compared to $28.6 million for the fiscal year 2010, an increase of $2.7 million or 9.5%. As a percentage of revenues, total general and administrative expense decreased to 10.5% for the fiscal year 2011 from 10.9% for the fiscal year 2010. The $2.7 million increase in general and administrative expense reflects $2.3 million of expense associated with the net new business for the fiscal year 2011 combined with increases in facilities costs and professional fees, offset by lower administrative compensation expense.

Non-Cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the fiscal year 2011 was $2.5 million. The non-cash compensation expense was related to the issuance of 485,814 Class B Series Three shares of STA Holdings in the fiscal year 2011. Non-cash stock compensation expense for the fiscal year 2010 was $2.0 million. The non-cash compensation expense was related to the issuance of 146,661 Class B Series Two shares and 239,000 Class B Series Three shares of STA Holdings in the fiscal year 2010.

Depreciation Expense: Depreciation expense for school bus transportation for the fiscal year 2011 was $30.7 million compared to $27.5 million for the fiscal year 2010, an increase of $3.2 million, primarily related to the vehicles associated with the acquisitions and new bid contracts. As a percentage of revenues, same-terminal depreciation expense decreased to 10.0% for the fiscal year 2011 from 10.5% for the fiscal year 2010.

Amortization Expense: Amortization expense for school bus transportation for the fiscal year 2011 was $3.3 million compared to $2.8 million for the fiscal year 2010, an increase of $0.5 million. As a percentage of revenues, amortization expense remained unchanged at 1.1% for both fiscal years 2011 and 2010.

Income from Operations: Income from operations for school bus transportation was $11.1 million for the fiscal year 2011 compared to income from operations of $16.1 million for the fiscal year 2010. The decrease in income of $5.0 million results primarily from the operating line items discussed above and reflects a positive impact of $0.3 million due to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fiscal year 2010 to the fiscal year 2011 in connection with the translation of the Company’s Canadian operations into U.S. dollars.

Interest Expense: Interest expense for the fiscal year 2011 was $14.5 million compared to $10.5 million for the fiscal year 2010, an increase of $4.0 million. Increased amortization of deferred financing costs, combined with the write off of a portion of the deferred financing costs associated with the former credit agreement accounted for $1.9 million of the increase in interest expense for the fiscal year 2011 compared to the fiscal year 2010. The remaining $2.1 million increase in interest expense was primarily from the increase of approximately $45.5 million in average debt for the fiscal year 2011 compared to the fiscal year 2010, offset by the decrease in interest rates related to the issuance of the 7.5% Convertible Debentures, which in effect replaced the 14% subordinated notes of STA ULC.

Unrealized Loss (Gain) on Derivative Contracts: Unrealized loss on derivative contracts was $0.5 million for the fiscal year 2011 compared to an unrealized gain of $3.1 million for the fiscal year 2010. The decrease in unrealized gain of $3.6 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the fiscal year 2011 compared to the fiscal year 2010, and the fair value adjustment for the fiscal year 2010 of the expired fuel hedge contracts of $0.4 million entered into as an economic hedge of fuel cost exposure.

Loss on Extinguishment of Debt: The loss on extinguishment of debt of $3.7 million incurred during the fiscal year 2010 related to the cash redemption of all of the remaining outstanding 14% subordinated notes of STA ULC then outstanding, which had a principal balance of $36.4 million (Cdn $38.7 million). The redemption price of the 14% subordinated notes was $38.5 million (Cdn $41.0 million), which included a redemption premium of $1.8 million and accrued interest of $0.3 million. The Company recorded a loss in the second quarter of fiscal year 2010 of $3.7 million that consisted of the redemption premium of $1.8 million and the write-off of $2.1 million of deferred financing costs and other related expenses, partially offset by the write-off of the embedded call option premium which resulted in $0.2 million gain.

Other (Income) Expense, net: Other income totaled $4.3 million for the fiscal year 2011 compared to other expense of $0.1 million for the fiscal year 2010. The increase in other income of $4.2 million resulted primarily from the May 2011 $2.8 million gain on liquidation of the Company’s forward foreign exchange contracts dated June 2011 through February 2014, the increase in foreign currency gains, the decrease in the Class B share expense, and the increase in gain on disposal of fixed assets in the fiscal year 2011 compared to the fiscal year 2010.

Income before Income Taxes: Income before income taxes was $1.6 million for the fiscal year 2011 compared to $5.0 million for the fiscal year 2010. The decrease in income of $3.4 million resulted primarily from the decrease in income from operations from the school bus transportation segment of $5.0 million discussed above, the decrease in the unrealized gain on foreign currency contracts of $3.6 million, and the increase in interest expense of $4.0 million, partially offset by the decrease in loss on extinguishment of debt of $3.7 million, the increase in other income of $4.2 million and the increase in income from operations from the Company’s oil and gas portfolio of $1.2 million.

Net Income: Net income for the Company for the fiscal year 2011 amounted to $1.6 million, which includes a provision for income taxes of $37 thousand. Net income for the fiscal year 2010 amounted to $2.7 million, and includes a provision for income taxes of $2.3 million. The effective tax rates for the fiscal year 2011 and the fiscal year 2010 were 2.3% and 45.5%, respectively. The decrease in the effective tax rate for the fiscal year 2011 compared to the fiscal year 2010 was primarily due to the mix of the Company’s effective Canadian and U.S. tax rates, and the apportionment of the Company’s income/loss before income taxes resulting from the operations in each country, and a decrease in the Canadian tax rate. Basic and diluted net loss per common share were $0.03 for the fiscal year 2011 compared to basic and diluted net income per common share of $0.05 for the fiscal year 2010.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

On September 17, 2009, the Company closed its acquisition of all of the outstanding common stock of Jordan Transportation Inc. and related companies (the “Jordan Acquisition”), located in Butler, New Jersey for approximately $10.4 million.

On March 17, 2010, the Company closed its acquisition of all of the outstanding common stock of Wilkerson Transportation Company, Inc. (the “Wilkerson Acquisition”), located in Morristown, New Jersey for approximately $2.5 million.

On March 31, 2010, the Company closed its acquisition of all of the outstanding common stock of Mid-City Transit Corp. and related companies (the “Mid-City Acquisition”), located in Middletown, New York for approximately $7.1 million.

On July 15, 2010, the Company acquired Leuschen Bros. Limited, (“Leuschen”) a school bus operator based in Sudbury, Ontario, for approximately Cdn $19.4 million.

On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey for approximately $3.7 million.

On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively “Ridge Road”), all based in Lockport, New York. The aggregate purchase price of this acquisition was approximately $23.7 million.

On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the “Ocean State Acquisition”), located in Middletown, Rhode Island. The aggregate purchase price of this acquisition was $10.6 million.

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”). The existing agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (3.25% at June 30, 2011), plus the applicable margin, which ranges from 1.00% to 1.75%, depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement, plus the applicable margin, which ranges from 2.25% to 3.00%, depending on STA Holdings’ senior leverage ratio on the pricing date. The Company did not have any Eurodollar Loan borrowings at June 30, 2011.

In December 2006, the Company issued senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari passu with borrowings under the Third Amended and Restated Credit Agreement, and mature on December 14, 2011. While the Company refinanced the existing credit agreement as noted above, the Company decided to defer the renegotiation of the Senior Secured Notes due to the sizable make-whole payment that would be required in a current refinancing. Therefore the Senior Secured Notes have been reclassified to a current liability. The Company is in negotiation to refinance the Senior Notes.

Borrowings under the Third Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

During the fiscal years ended June 30, 2010 and 2011, STI closed the Convertible Debentures offerings as discussed above under the heading “General”.

During the fiscal year 2011, certain holders of the Company’s 7.5% Convertible Debentures converted Cdn $25.7 million of the convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share.

On December 21, 2009, the Company redeemed for cash, all of the outstanding 14% subordinated notes of STA ULC, which is discussed above under the heading “General”.

During the fiscal year 2011, net cash provided by operations totaled $36.3 million, which reflects a $5.8 million use of cash for net working capital. The Company’s investing activities for the fiscal year 2011 resulted in a use of cash of $65.8 million. Included in these investing activities were (i) $54.0 million in funding for the Leuschen Acquisition which closed in July 2010, the Konner Acquisition which closed in December 2010, the Ridge Road Acquisition which closed in January 2011 and the Ocean State Acquisition which closed in February 2011, (ii) capital expenditures related to the new bid contracts for fiscal year 2011 of $7.7 million (which includes $1.5 million in the Oil & Gas investments in new wells), (iii) $6.0 million in net capital expenditures related to replacement capital spending (which includes $0.4 million in Oil & Gas investments in existing wells), and (iv) $1.9 million in proceeds from sale of equipment. The Company’s financing activities for the fiscal year 2011 represented a source of cash of $30.7 million. Included in these financing activities were (i) $237.2 million in credit agreement borrowings and $233.7 million in credit agreement repayments, (ii) $57.0 million in net proceeds from the 6.25% Convertible Debentures offering (net of associated expenses of $3.0 million), (iii) $25.4 million in dividend payments made during the fiscal year 2011, (iv) $1.8 million in payments to repurchase Class B Series Two and Three common shares, (v) $1.8 million in deferred financing costs related to the convertible debt offerings, and (vi) $0.8 million in repayments on seller and other debt.

At June 30, 2011, debt outstanding under the Third Amended and Restated Credit Agreement and Senior Secured Notes totaled $23.7 million and $35.0 million, respectively. The Company had approximately $115.0 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Third Amended and Restated Credit Agreement (excluding the remaining $100.0 million in additional commitments the Company may request under the Third Amended and Restated Credit Agreement). In addition, at June 30, 2011, outstanding debt included approximately $137.9 million in Convertible Debentures and $1.0 million in promissory notes due to former owners of businesses acquired by the Company. The Note Purchase Agreement has a five year term with a maturity date of December 14, 2011. The 7.5% Convertible Debentures and 6.75% Convertible Debentures both have 5-year terms and are due and payable on October 31, 2014 and June 30, 2015, respectively, and are callable by the Company beginning in November 2012 and July 2013, respectively. The 6.25% Convertible Debentures have a 7-year term and are due and payable on June 30, 2018 and are callable by the Company beginning in July 2014. The promissory notes due to former owners of businesses acquired by the Company have various due dates in the 2012 and 2013 fiscal years.

The Company expects to be able to renew or refinance its various loan facilities as they become due at then current market rates (See “Forward-Looking Statements”).

During July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $15.7 million in replacement school vehicles and $4.2 million in growth school vehicles for the 2010-2011 school year. The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%. Annual lease payments on these additional leases will approximate $3.0 million per year for the term of the leases.

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

The Company operates a fleet of approximately 7,300 vehicles as at June 30, 2011 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. In addition, for the fiscal years 2010 and 2011, the Company entered into fixed price contracts with fuel suppliers to further mitigate against price increases on an additional 20% of its fuel exposure.

In connection with the first half of the 2010 fiscal year, during October 2008, the Company entered into a series of Heating Oil commodity transactions covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. During the fiscal year ended June 30, 2010, the Company paid $0.4 million to a major Canadian bank as Counterparty in connection with the fuel hedge contracts entered into during October 2008 that was recorded in cost of operations.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares and debt securities.

Segment Information

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.

	For the three months ended June 30, 2011			For the twelve months ended June 30, 2011
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$87,982	$1,890	$89,872	$299,327	$5,958	$305,285

Operating income	$5,574	$463	$6,037	$11,087	$1,308	$12,395

Unallocated expenses			3,099			10,771
Income tax provision			304			37

Net income			$2,634			$1,587

	For the three months ended June 30, 2010			For the twelve months ended June 30, 2010
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$76,426	$1,345	$77,771	$261,981	$5,175	$267,156

Operating income (loss)	$6,836	$(288)	$6,548	$16,078	$38	$16,116

Unallocated expenses			5,611			11,159
Income tax provision			669			2,253

Net income			$268			$2,704

	As at	As at
	June 30, 2011	June 30, 2010
Total Assets
Transportation	415,152	358,438
Oil and Gas	17,728	17,373

	$432,880	$375,811

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of June 30, 2011 and the related payment by period due.

Maturities of long-term debt are as follows (in 000’s):

	Third Amended Credit Facility	Senior Secured Notes	Due to Former Owners	Convertible Debentures
Year ending June 30,
2012	$—	$35,000	$800	$—
2013	—	—	250	—
2014	—	—	—	—
2015	—	—	—	78,464
2016	23,719	—	—	59,424

	$23,719	$35,000	$1,050	$137,888

Outstanding indebtedness reflected in the Consolidated Balance Sheet as at June 30, 2011 includes a contra liability of $5.8 million associated with issuance costs related to the Senior Secured Notes and the Convertible Debentures.

The following table represents future minimum rental payments and operating lease payments under non cancelable operating leases as at June 30, 2011 (in 000’s):

	Operating Leases	Vehicle Leases	Total
Year ending June 30,
2012	$7,424	$8,220	$15,644
2013	4,635	7,020	11,655
2014	3,418	5,975	9,393
2015	2,495	4,959	7,454
2016	1,657	3,039	4,696
2017 and thereafter	5,332	—	5,332

Total minimum payments	$24,961	$29,213	$54,174

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $87.8 million and $221.1 million, respectively as at June 30, 2011. Further, the senior debt to EBITDA ratio (as defined in the Third Amended and Restated Credit Agreement adjusted for capitalization of vehicle leases) would increase 0.3:1, and there would be no change in the total debt ratio.

Outstanding Share Data

As at June 30, 2011, the Company had 61,786,868 issued and outstanding common shares, $26.9 million principal amount of 7.5% Convertible Debentures convertible into 5.2 million common shares, $51.6 million principal amount of 6.75% Convertible Debentures convertible into 7.1 million common shares, and $59.4 million principal amount of 6.25% Convertible Debentures convertible into 6.3 million common shares. There are no preferred shares issued and outstanding.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2011, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the fiscal year 2011.

As at June 30, 2011, the Company’s material variable rate borrowings included the outstanding borrowings under the Third Amended and Restated Credit Agreement. As at June 30, 2011, the Company had $23.7 million in outstanding indebtedness under the Third Amended and Restated Credit Agreement. A 100 basis point change in interest rates, applied to these borrowings as at June 30, 2011, would result in an approximate $0.2 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars. At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions for a five-year period. As part of the Company’s periodic review of the Company’s hedging practices, the board of directors has authorized management to consider appropriate changes to the Company’s practices, including reducing the periods covered and the portion of anticipated dividends covered under the Company’s hedging strategy. During fiscal year 2008, the Company determined to reduce the periods covered by hedges from five years down to three years as a result of changes in the Company’s business since the time of the Company’s initial public offering, including the significant increase in cash flow in Canadian dollars. The Company will continue to review its hedging practices in connection with additional changes in the Company’s business and capital structure.

At June 30, 2011, the Company had 15 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2011-June 2012	12	13.6	14.7	1.0809
July 2012-Sept 2012	3	3.7	3.7	1.0000

	15	17.3	18.4

The forward foreign exchange contracts cover approximately 47% of currently anticipated dividends and interest payments on the 7.5% and 6.75% Convertible Debentures through March 2014 based on the current dividend rate in effect for the past year. The Company intends to fund the remaining amount of currently anticipated dividends and interest payments with cash flows from the Company’s Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada.

In May 2011, management recommended further reducing the periods covered under the Company’s hedging strategy from three years down to approximately one and one-half years and reducing the portion of currently anticipated dividends covered under the Company’s hedging strategy from 72% to approximately 50%.

At June 30, 2011, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $1.6 million. If STA Holdings had liquidated the contracts it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly dividends on the common shares.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. In addition, in October 2008, the Company entered into a series of heating oil commodity transactions, covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. The fuel hedge contracts expired in December 2009 and the Company, for the 2010 and 2011 fiscal years, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its remaining fuel exposure previously covered by the fuel hedge contracts.

Summary of Quarterly Results

	1st Qtr 2010	2nd Qtr 2010	3rd Qtr 2010	4th Qtr 2010	1st Qtr 2011	2nd Qtr 2011	3rd Qtr 2011	4th Qtr 2011
Revenues	$37,425	$74,285	$77,675	$77,771	$43,137	$81,306	$90,969	$89,872
Net income (loss)	$(3,003)	$1,312	$4,127	$268	$(5,828)	$3,065	$1,716	$2,634
Net income (loss) per share	$(0.05)	$0.02	$0.07	$0.01	$(0.10)	$0.05	$0.03	$0.04

The summation of the quarterly net income (loss) per share doesn’t equal the annual net income per share in fiscal year 2011 due to rounding.

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under the supervision of, and with the participation of the CEO and the CFO, management performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures that provide reasonable assurance that material information relating to the Company (including its subsidiaries) is made known to the CEO and the CFO by others within the Company. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures as of June 30, 2011 were effective.

Under the supervision of, and with the participation of, the CEO and the CFO of the Company, management performed an evaluation of the effectiveness of the Company’s internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the internal controls over financial reporting as of June 30, 2011 were effective.

In addition, we have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the twelve months ended June 30, 2011, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Transactions with Related Parties

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.4 million and $0.5 million for the twelve months ended June 30, 2011 and 2010, respectively.

The Company utilizes an executive search firm, to assist in the placement of select Management personnel. The Chairman and founding partner of the executive search firm is a director of both the Company and STA Holdings. The Company did not make any payments to the executive search firm for the twelve months ended June 30, 2011. The Company paid $0.1 million to the executive search firm for the twelve months ended June 30, 2010, for executive search services.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

Prior to July 5, 2011, STA Holdings granted 77,666 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2011. In addition, prior to July 5, 2011, 18,269 Class B Series Two common shares and 5,720 Class B Series Three common shares were put back to the Company pursuant to the liquidity provision of the EIP plan.

During July 2011, the Company entered into additional operating leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the upcoming 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

During July 2011, an additional $0.4 million of the Company’s 7.5% Convertible Debentures were converted into 80,581 shares of common stock.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application and on September 2, 2011 the SEC formally declared effective the Company’s Form 40-F registration statement. As such, the Company became a “Foreign Private Issuer” under applicable US federal securities laws, eligible to use the multi-jurisdictional disclosure system (“MJDS”) adopted by Canada and the United States. On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures will continue to be listed on the Toronto Stock Exchange.

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards (“IFRS”) for all reporting companies effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. As a result, management undertook a detailed review of the implications of the Company having to report under IFRS. In addition, management also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using United States generally accepted accounting principals (“US GAAP”), as permitted by the Canadian Securities Administrators’ National Instrument 51-102, “Continuous Disclosure Obligations”.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, and (ii) the financial reporting needs of the Company’s market participants, including shareholders, lenders and market analysts.

As a result of this analysis, management determined that the Company will adopt U.S. GAAP as its primary basis of financial reporting with the first reporting period beginning after July 1, 2011 on a retrospective basis. The adoption of US GAAP is not anticipated to have a material change on the Company’s accounting policies or financial results, except for the reporting differences disclosed in the supplemental note entitled “Reconciliation of Canadian GAAP to US GAAP” included as an exhibit to the Form 40-F Registration Statement filed with the United States Securities and Exchange Commission (the “SEC”) on July 13, 2011. In addition, the Company’s reporting obligations as a Foreign Private Issuer under SEC rules and regulations implementing Section 404 of the Sarbanes-Oxley Act of 2002 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm (starting with the fiscal year end June 30, 2013).

Non-GAAP Measures

Management has used EBITDA and EBITDAR as useful measures for tracking performance. Both are non-GAAP measures and are not an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company’s performance or as a measure of its liquidity and cash flow. The Company will use EBITDA in lieu of EBITDAR going forward. The Company’s method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company’s non-GAAP measures may not be comparable to similarly titled measures used by other issuers. The Company defines EBITDA as earnings before interest, taxes, depreciation, depletion and amortization expense, other income and expense, vehicle operating lease expense, and non-cash items such as unrealized gains/losses on derivative contracts, loss on extinguishment of debt, goodwill impairment and non-cash stock based compensation expense.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer’s and the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, reliance on certain key personnel, the possibility that a greater number of employees will join unions, the Company’s acquisition strategy, an inability to achieve the Company’s business objectives, increased industry competition, rising insurance costs, new governmental laws and regulations, a lack of insurance coverage for certain losses, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds and the termination of certain of the Company’s contracts for reasons beyond management’s control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Other Identifiable Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. When assessing goodwill impairment, CICA 3064 “Goodwill and Intangible Assets’” requires that the Company first compare the fair value of goodwill to its carrying value.

If the carrying value exceeds the fair value, the carrying value is then compared to the implied value of goodwill. If the carrying value exceeds the implied value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of 2 to 5 years. Amortization of intangible assets amounted to $3.4 million and $2.8 million for the year ended June 30, 2011 and 2010, respectively.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company had approximately $12.1 million and $11.9 million in recorded insurance reserves at June 30, 2011 and 2010, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2011 and both Class B Series Two and Series Three common shares during fiscal year 2010. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as liability upon issuance. The Company recognized $2.5 million and $2.0 million in non cash stock-based compensation expense based on the estimated fair value on the date of grant of the shares issued, for the years ended June 30, 2011 and 2010, respectively.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put plus Cdn. $3.847 (an amount equivalent to the value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes. Income taxes have been computed utilizing the liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

Accounting for Derivatives and Hedging Activities. The Company generally accounts for derivatives on an accrual basis. Derivatives are recorded at fair value on the balance sheet, which, in accordance with Emerging Issues Committee Abstract No. 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC–173”) requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements are prepared in accordance with guidelines established by NI 51-101. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations. The asset retirement obligation provision recorded in the consolidated financial statements is based on estimate of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates are based on the Company’s net ownership interest in the wells. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Company and our business operations. If any of these risks actually occur, the Company’s business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Convertible Debentures would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The replacement of school vehicles will be dependent on contract retention and renewal and future replacement of school vehicles will be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of new contracts is higher than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiation ability with regard to future vehicles pricing, and future vehicle specifications.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

A greater number of our employees may join unions

Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

•

notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. We had 65 contracts that were up for renewal for the 2011 fiscal year. The approximate percentages of fiscal 2011 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2012 and 2013 are 26% and 29%, respectively.

•	we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

•	we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers’ compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children’s legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal and state regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. Although we do not believe that any such liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school business transportation industry is subject to seasonal variations in operations. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, during July and August there is a sharp decrease in revenues. As a result, school bus contractors, including us, historically experience a significant decline in operating income during these months. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in recent years, including summer camp and charter programs. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers. All school bus contracts can be terminated by school districts for not meeting certain performance related criteria. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

We face uncertain risks associated with the Company’s oil & gas operations

The exploration of oil and gas involves risk that exploration efforts may not find oil and natural gas resources and even when they have been discovered, they may not be economically extracted. Factors affecting economic extraction of oil and natural gas include fluctuations in the price of oil and natural gas, technical extraction difficulties, the ability to bring the oil and natural gas to market, the quality of the oil and natural gas resources, the availability of water used in the extraction process, and the ability to dispose of water associated with the extraction process in an environmentally acceptable manner. In addition, other related uncertainties include and are not limited to geopolitical manoeuvring on an international level, terrorist activities, governmental regulations and restrictions, functional obsolescence through widespread migration to alternative non petroleum based fuels, such as those that are hydrogen or nuclear based, environmental and other considerations that are hypothetically possible. Oil and gas revenues are dependent on the commodity prices of oil and natural gas. Market changes in the price of these commodities will have a corresponding effect on the revenues of the Company’s oil and gas segment.

Transition to US GAAP

The Company’s consolidated financial statements are currently reported in accordance with Canadian GAAP. In February 2008, the Canadian Accounting Standards Board announced that reporting companies in Canada are required to report financial results in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. Since the Company, however, also has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company may, instead, report financial information in accordance with US GAAP and the Company has decided to avail itself of this option. The transition to US GAAP will be applicable to the Company for its financial statements beginning on July 1, 2011 on a retrospective basis.

The preparation of financial statements in accordance with US GAAP will require the application of different accounting principles than Canadian GAAP, and may require increased financial statement disclosure compared to Canadian GAAP. Please see the supplemental note entitled “Reconciliation of Canadian GAAP to US GAAP” included as an exhibit to the Form 40-F Registration Statement filed with the SEC on July 13, 2011 detailing the differences between

Canadian GAAP and US GAAP, as applicable to the Company, for the years ended June 30, 2010 and 2009. As noted in the exhibit, accounting for goodwill, oil and gas interests, accrued expenses and liabilities, taxes and indebtedness may materially differ under US GAAP than for accounting for these items under Canadian GAAP. As a result, the Company’s assets, liabilities, shareholders’ equity, results of operations and cash flows will materially differ between Canadian GAAP and US GAAP. The Company’s future results may also be materially different under US GAAP than under Canadian GAAP or IFRS.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

STI is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our common shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current exports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management.

With our listing of our Common Shares on the NASDAQ Global Select Market, we became subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on our management. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm (starting with the fiscal year end June 30, 2013). If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI.

Current economic and financial market conditions

Since 2008, financial markets globally have been subject to unprecedented volatility and numerous financial institutions have gone into bankruptcy or have had to be rescued by governmental authorities. The current economic and financial market volatility has negatively impacted Company valuations (including the Company’s) and will impact the performance of the global economy going forward. Access to financing has been negatively impacted which may, in turn, impact the ability of the Company to access financing when needed or secure terms currently available to the Company under its current debt agreements upon any refinancing of such agreements. Continuing turmoil in the financial markets could make it more difficult for the Company to access capital, refinance existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of equity securities. If these unprecedented levels of volatility and market turmoil continue, the Company’s financial condition could be materially impacted.

In addition, sensitivity to the current global economic and financial market conditions, and their impact in the U.S. and Canada, may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues received from school district customers and other customers related to potential cutbacks by customers in these spending areas. If the Company’s financial condition is materially impacted by the continuation of the unprecedented levels of volatility and market turmoil, then impairment charges with respect to the Company’s goodwill and other long-lived assets could be necessary.

Risks Related to the Capital Structure

The Company is Dependent on STA Holdings and Parkview Tranist for all cash available for dividends and interest

STI is dependent on the operations and assets of STA Holdings and Parkview Transit through the ownership of common shares. Cash distributions to the holders of Common Shares and the Convertible Debentures will be dependent on the ability of STA Holdings and Parkview Transit to make dividend payments on its common shares held by STI. The actual amount of cash available for payments to holders of Common Shares and the Convertible Debentures will depend upon numerous factors relating to the business of STA Holdings and Parkview Transit, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by STA Holdings and Parkview Transit will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of STA Holdings and Parkview Transit. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada, and does not have a standardized meaning prescribed by Canadian GAAP or US GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Company’s future growth and its cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STI may not receive dividends from STA Holdinigs and Parkview Tranist provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STI’s only source of cash flow for payment of dividends on the Common Shares and interest payments on the Convertible Debentures is distributions on its equity ownership of STA Holdings and Parkview Transit. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company’s board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Second Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company’s ability to make dividend payments.

Fluctuations in the exchange rate may impact the amount of cash available to the Company for distribution and the Company’s results of operations

The 7.5% Convertible Debentures and the 6.75% Convertible Debentures are denominated in Canadian dollars, and payment of these debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2014 and 2015. Distributions to holders of Common Shares and interest payments on the 7.5% Convertible Debentures and the 6.75% Convertible Debentures are denominated in Canadian dollars. Conversely, approximately 73% of the Company’s revenue and expenses, together with distributions received from the Company’s subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks. The Company has entered into 15 monthly forward foreign exchange contracts with respect to approximately 47% of currently anticipated monthly dividends and interest payments on the Convertible Debentures for the next fifteen months to mitigate this exposure to currency exchange rate risk. The monthly forward foreign exchange contracts do not qualify as a cash flow hedge for accounting purposes, and the change in fair value of these contracts is recorded in the consolidated statement of operations. Changes in the Canadian dollar / U.S. dollar currency exchange rates result in unrealized gains and losses on the monthly forward foreign exchange contracts based on the changes in the fair value of the contracts.

Although the Company (i) entered into 15 monthly forward foreign exchange contracts with respect to approximately 47% of currently anticipated monthly dividends and interest payments on the 7.5% Convertible Debentures and the 6.75% Convertible Debentures for the next 15 months, and (ii) intends to fund the remaining amount of currently anticipated monthly dividends and interest payments on the Convertible Debentures with cash flows from the Company’s Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly dividends and interest payments on the Convertible Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company’s financial condition, results of operations and cash flow, and may adversely affect the Company’s cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 27% of the Company’s consolidated revenue and expenses are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.

The Company’s substantial consolidated indebtedness could negatively impact the business

The Company has a substantial amount of indebtedness. On June 30, 2011, the Company had total indebtedness of $191.9 million (including $137.9 million indebtedness to holders of Convertible Debentures).

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Convertible Debentures, including:

•	the Company’s ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;

•	the Company may be unable to refinance indebtedness on terms acceptable to it or at all;

•

a significant portion of the Company’s cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company’s indebtedness, including the Convertible Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;

•	the Company may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;

•	the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

•	the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

Changes in the Company’s creditworthiness may affect the value of the Common Shares and Convertible Debentures

The perceived creditworthiness of the Company and its subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Convertible Debentures.

The restrictive covenants in the Third Amended and Restated Credit Agreement and the Note Purchase Agreement could impact the Company’s business and affect its ability to pursue its business strategies

The Third Amended and Restated Credit Agreement and the Note Purchase Agreement feature restrictive covenants that limit the Company’s ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets;

•	enter into transactions with the Company’s and/or the Issuer’s affiliates;

•	create liens; and

•	enter into new lines of businesses.

In addition, the Third Amended and Restated Credit Agreement and the Note Purchase Agreement include other and more restrictive covenants and prohibit the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Third Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Third Amended and Restated Credit Agreement and the Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company’s ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement or in the Company’s ability to comply with the required financial ratios could result in a default under the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Third Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to clear all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable.

Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution

Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market could adversely affect the prevailing market price of the Company’s Common Shares, and could impair the Company’s ability to raise capital through future sales of those securities. Additionally, the issuance of additional Common Shares may dilute an investor’s investment in the Company and reduce distributable cash per Common Share.

The Company may issue Common Shares, or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, they may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.

Further, the Company may determine to redeem outstanding Convertible Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Convertible Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.

Investment eligibility

There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.

We may not be able to make all principal payments on the Convertible Debentures

The 7.5% Convertible Debentures will mature on October 31, 2014, the 6.75% Convertible Debentures will mature on June 15, 2015 and the 6.25% Convertible Debentures will mature on June 30, 2018. STI may not be able to refinance the principal amount of the Convertible Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Convertible Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company’s senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Convertible Debentures.

The Company may not be able to satisfy Interest Payments on the Debentures

The likelihood that holders of the Convertible Debentures will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.

The Company may not be able to purchase the Convertible Debentures on a change of control

The Company will be required to offer to purchase all outstanding Convertible Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Convertible Debentures or that restrictions contained in other indebtedness will restrict those purchases.

Redemption prior to Maturity

The Convertible Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Convertible Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures.

Conversion following certain transactions

In the case of certain transactions, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Common Shares in the kind and amount of securities, cash or property into which the Convertible Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Convertible Debentures in the future.

Prevailing Yields on Similar Securities

Prevailing yield on similar securities will affect the market value of the Convertible Debentures. Assuming all other factors remain unchanged, the market value of the Convertible Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

There is a limited active public market for the Common Shares and Convertible Debentures and holders may have limited liquidity

Although the Common Shares and Convertible Debentures are listed and posted for trading on the TSX, they trade in an active market with modest liquidity. Although the Company has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.

The market price for the Common Shares or Convertible Debentures may be volatile

Factors such as variations in the Company’s financial results, announcements by the Company or others, developments affecting the Company’s business or the United States school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Convertible Debentures to fluctuate significantly.

STA Holdings interest deductions on the Notes were likely “dual consolidated losses” for U.S. federal income tax purposes and may result in disallowance of interest deductions if certain “triggering events” occur

Pursuant to Code section 1503(d) and the Treasury Regulations thereunder, the interest deductions generated on the Notes likely generated a “dual consolidated loss” (“DCL”) for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several “triggering events” occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, the STA Holdings taxable income and thus its U.S. federal income tax liability would be materially increased. This would adversely affect the Company’s financial position, cash flow, and liquidity, and could affect the Company’s ability to make interest or dividend payments on the Notes and the Common Shares and the Company’s ability to continue as a going concern.

Application of U.S. federal income tax corporate “inversion” rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate “inversions” (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the selling shareholders of the Company do not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or common share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to Non-U.S. Holders.

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

For further discussion of the foregoing and other risk factors reference should be made to the Company’s Annual Information Form under the heading “Risk Factors”, a copy of which can be obtained at www.sedar.com.